Exhibit 99.1

Banco Itaú Chile and subsidiaries As of and for the five-month periods ended May 31, 2023 and 2022

The financial information of Banco Itaú Chile as of and for the five-month periods ended May 31, 2023 and 2022 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			May'23	May'22
Total loans			26,986,990	26,106,677
Total assets			40,466,754	38,395,356

Deposits and other demand liabilities			5,484,481	7,053,978
Time deposits and other time liabilities			12,645,241	10,793,181
Interbank borrowings			4,805,932	4,996,703
Debt and regulatory capital instruments issued			8,231,478	7,318,434

Equity			3,474,528	3,232,676
Total equity attributable to equity holders of the Bank			3,471,749	3,229,509
Non-controlling interest			2,779	3,168

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	5M'23	5M'22	5M'23	5M'22
Net operating profit before provision for loan losses[2]	571,364	553,851	611,116	564,355
Loan losses expenses[3]	(139,223)	(83,087)	(139,223)	(83,087)
Total operating expenses[4]	(287,111)	(292,710)	(287,111)	(292,710)
Operating income	145,030	178,054	184,782	188,558
Income from investments in companies	2,490	2,560	2,490	2,560
Operating income before income taxes	147,520	180,614	187,272	191,118
Income taxes	33,854	20,664	(5,898)	10,160
Consolidated income for the period	181,374	201,278	181,374	201,278

Net income attributable to holders of the Bank	181,349	201,270	181,349	201,270
Non-controlling interest	25	8	25	8

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad.

2 - Net operating profit before provision for loan losses includes $60,725 million corresponding to the up-front payment received for the granting of the right to exclusive access to Cardif to the bank's distribution channels, the implementation of which was completed in April 2023.

3‒ Includes Ch$16.6 billion of additional provisions established during the period ended May 31, 2022.

4- Includes $3,701 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Chile ‒ established in April 2023. (Includes $8,351 million of restructuring provision ‒ associated to non-recurring expenses related to the operational and digital transformation in Colombia ‒ established in May 2022).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer